1072345

3-31-02

02030070

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTHS OF DECEMBER 2001 TROUGH MARCH 2002

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN Quadra 03-Bloco A-SL
Brasilia, DF 70713-000
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F __x__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TELE NORTE CELULAR PARTICIPAÇÕES S/A

By ____________________________
Name: João Cox Neto
Title: Chief Financial Officer and
Market Relations Executive Officer

Date: April 3, 2002

EXHIBIT 1

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

Amazônia Celular

João Cox
Chief Financial Officer
Jcox@telepart.com.br
(55 61) 429 - 5600

Leonardo Dias
Investor Relations Manager
Ldias@telepart.com.br
(55 61) 429 - 5673

THOMSON FINANCIAL

Isabel Vieira
Vice President
Isabel.vieira@tfn.com
(212) 701-1823

Richard Marte
Manager
Richard.marte@tfn.com
(212) 701-1812

TCN LISTED NYSE

LISTED BOVESPA COMPANY

TELE NORTE CELULAR PARTICIPAÇÕES S.A. REPORTS FOURTH QUARTER AND YEAR-END 2001 RESULTS

- ***Net service revenues increased by 30% year-over-year***
- ***EBITDA margin of 33% of service revenues for 2001 (44% increase y-o-y)***
- ***Client base increased by 20% year-over-year***

Brasília, March 27, 2002 – Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the providers of cellular telecommunications services in the States of Amapá, Amazonas, Maranhão, Pará and Roraima in Brazil, today announced its fourth quarter and year-end 2001 results. The Company registered 28,014 new customers for the quarter, increasing the client base to 908,627. EBITDA reached R$45.9 million in 4Q01, representing 38.8% of service revenues. For 2001, EBITDA reached R$147.7 million, representing 33.0% of service revenues.

Operating Highlights:

28,014 new customers in 4Q01

The Company's customer base totaled 908,627 during the fourth quarter, an increase of 3% over the previous quarter. Year-over-year, this represents a 20% increase in the client base or 152,962 new costumers. Net additions totaled 28,014 for the quarter.

Client Base *(in thousands)*


408
444
474
546
603
348
363
361
332
306
4Q00
1Q01
2Q01
3Q01
4Q01
Postpaid
Prepaid

Net service revenues increased 30% year-over-year

Total net revenues for the quarter were R$133.9 million, a 10% increase when compared to the previous quarter. Net service revenues were 10% higher than in 3Q01, totaling R$118.2 million. Net equipment revenues were R$15.6 million, an 8% increase over the previous quarter.

For the year, total net revenues reached R$512.1 million, an increase of 10% when compared to 2000. Net service revenues were R$447.9 million in 2001, an increase of 30% when compared to 2000. Net equipment revenues totaled R$64.2 million in 2001, a 48% decrease year-over-year, yet in-line with the Company's acquisition policy in 2001, which focused on the quality of new clients as opposed to the quantity. As a result, cost of equipment also decreased by 48% in 2001, totaling R$68.9 million.

Handset subsidies for the quarter amounted to R$2.0 million or R$18 per gross addition. For 2001, handset subsidies reached R$4.7 million or R$11 per gross addition.

Cost of services increased by 24% in 2001, reaching R$118.4 million

Cost of services for the 4Q01 totaled R$35.0 million, an increase of 15% when compared to the R$30.5 million reported for the previous quarter. This increase was mainly due to non-recurring adjustments in interconnection costs (R$1.4 million), and costs related to leased lines (R$3.2 million). Excluding such adjustments, cost of services was in-line with the previous quarter.

For the year, cost of services reached R$118.4 million, an increase of 24% when compared to the previous year. This increase is slightly higher then the 21% increase in outgoing network traffic reported in 2001.

Selling and Marketing expenses for the quarter totaled R$23.6 million, an increase of R$1.6 million or 7% when compared to 3Q01. This increase can be mainly attributed to higher marketing/advertising expenses related to Christmas season sales as well as the annual salary adjustments that occurred in October 2001.

Customer acquisition cost sustained at low levels during 2001

The customer acquisition cost for the fourth quarter of 2001 was R$138, an increase of 16% when compared to the R$119 reported for the previous quarter. For the year, the customer acquisition cost reached R$129, slightly higher then the R$125 reported for the previous year.

Retention costs for the 4Q01 represented 3.6% of net service revenues, compared to 3.7% in the 3Q01. Year-to-date, retention costs represented 3.4% of net service revenues.

Non-recurring event

General and administrative expenses were adjusted to reflect the reversal of a provision for a contingency related to a notification from the legal counsels of Telesystem International Wireless (TIW) of R$12.9 million (see page 8 for detailed information). Excluding the aforementioned adjustment, G&A expenses for the quarter totaled R$10.0 million, a decrease of 26% when compared to the previous quarter.

***Bad Debt** (%)*


7.7%
6.7%
10.8%
9.4%
15.1%
13.3%
12.4%
10.9%
1Q01
2Q01
3Q01
4Q01
% of net service revenues
% of total net revenues

Bad debt reduced in 4Q01

Bad debt decreased from 15.1% to 12.4% of net service revenues in the fourth quarter. Management understands that bad debt remains high, nevertheless, it demonstrates that the existing efforts in credit and collection policies are effectively focused. Reducing bad debt is a priority for the Company in 2002.

For the year, bad debt was 11.5% of net service revenues compared to the 7.2% registered in 2000. When calculated against total net revenues, bad debt totaled 10.9% and 10.0%, for the 4Q01 and for 2001, respectively.

Blended ARPU was R$43 in 4Q01

Both postpaid and prepaid ARPUs were positively impacted by an one-time adjustment in interconnection revenues paid by the fixed line operator, amounting to R$9.1 million (R$4.6 million impact on postpaid and R$4.5 million impact on prepaid). Thus, postpaid ARPU reached R$80, an increase of 14% when compared to the R$70 registered in the previous quarter. Year to date postpaid ARPU totaled R$72.

Prepaid ARPU increased by 10% reaching R$23 for the quarter as compared to the R$21 reported in the previous quarter. Year-to-date prepaid ARPU totaled R$23, in-line with the market average.

Blended ARPU reached R$43, compared to R$41 registered for the third quarter of 2001. Year-to-date, blended ARPU totaled R$43 compared to R$57 registered for year-end 2000. This decrease was expected as more prepaid customers were added to the Company's customer base.

Market share at 69%

Market share was slightly lower than the previous quarter at an estimated 69%. Gross sales share for 4Q01 was an estimated 61%.

EBITDA margin of 38.8% of service revenues for the quarter

EBITDA and EBITDA margin (excluding handsets) for the fourth quarter of 2001 reached R$45.9 million and 38.8%, respectively, compared to the R$25.3 million and 23.6% registered for the previous quarter. On a year-to-date basis, EBITDA and EBITDA margin reached R$147.7 million and 33.0%, respectively. Compared to the previous year, EBITDA registered an increase of 44%.

***EBITDA** (R$ mm)*


36.7%
32.1%
23.6%
38.8%
40.7
35.7
25.3
45.9
1Q01
2Q01
3Q01
4Q01
EBITDA
EBITDA Margin

For the year 2001, depreciation and amortization reached R$75.0 million, an increase of 15% when compared to the R$65.3 million recorded in the previous year.

Net loss of R$6.6 million for the year

Net income for the 4Q01 was positively impacted by foreign exchange gain, totaling R$14.0 million. However, for the year, the Company reported a net loss of R$6.6 million. This net loss totaled R$0.984 per ADS or R$0.020 per thousand shares as a result of foreign exchange losses and bad debt.

Investments totaled R$173.5 million in 2001

During the fourth quarter of 2001, Amazônia Celular's capital expenditures were R$38.6 million. Year-to-date investments totaled R$173.5 million compared to the R$189.3 million recorded in 2000. As of December 31, 2001, 95% of clients were on the digital network, representing 90% of total traffic.

Negative free cash flow

Year-to-date free cash flow equaled a negative R$55.4 million. For 2002, the Company expects to post a slightly positive free cash flow.

Total debt reached R$400.3 million at year-end

As of December 31, 2001, total debt was R$400.3 million, with 56% denominated in US Dollars, of which 74% was hedged. The Company's indebtedness is partially offset by cash and cash equivalents (R$89.8 million), but is impacted by accounts payable from hedging operations (R$20.5 million), resulting in net debt of R$331.0 million.

Financial ratios

Ratios	4Q00	3Q01	4Q01
Net Debt/EBITDA [1] =	1.8	2.7	2.2
Net Debt/Total Assets =	22%	45%	40%
Interest Coverage Ratio [1] =	6.0	3.5	3.6
Current Liquidity Ratio =	2.1	1.5	1.3

[1] *Last twelve months*

Interconnection tariff increase

On February 1, 2002, the Company adjusted its interconnection rates (TU-M) from R$0.2677 to R$0.2944 per minute, representing a 10% increase.

Outlook

For the first quarter of 2002, Amazônia Celular expects to keep gross sales share over 60%. The Company expects slower growth in the client base and a sales mix resembling that of the 4Q01.

Amazônia Celular expects mobile penetration, within the Company's concession area, to increase from the current level of slightly above 9% to 11-12% by year-end.

Total capital expenditures for the year are expected to reach R$75 million (*Note that this estimate does not include any capital expenditures associated with the upgrade in the network*).

Additional information can be found at:

http://www.telenorteholding.com.br

OPERATIONAL DATA

	2000		2001					Var. %
	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	(3rd/4th)
Licensed Pops (in millions)	14.8	14.8	15.4	15.4	15.45	15.45	15.45	0%
Clients	755,665	755,665	806,694	834,723	880,613	908,627	908,627	3%
Postpaid	347,953	347,953	362,605	361,089	332,127	305,738	305,738	-8%
Prepaid	407,712	407,712	444,089	473,634	548,486	602,889	602,889	10%
MOU Incoming								
Postpaid	107	110	89	93	99	119	99	20%
Prepaid	87	88	75	80	69	69	73	0%
MOU Outgoing								
Postpaid	118	118	114	109	112	119	113	6%
Prepaid	14	18	9	10	9	9	9	-1%
Average Revenue per User (ARPU)	52	57	46	44	41	43	43	5%
Postpaid	81	82	72	69	70	80	72	14%
Prepaid	25	25	24	24	21	23	23	6%
Churn annualized % Net	21.0%	22.2%	21.4%	39.0%	33.9%	36.2%	32.9%	7%
Cost of Acquisition (R$)	122	125	145	117	119	138	129	16%
CAPEX (R$ millions)	67.4	189.3	32.7	62.3	39.9	38.6	173.5	-3%
Service Revenues								
Monthly Fee (R$ millions)	20,093	75,031	23,073	22,776	21,256	21,363	88,468	1%
Outgoing Traffic (R$ millions)	34,017	127,920	34,097	32,493	33,295	32,992	132,877	-1%
Incoming Traffic (R$ millions)	43,408	127,365	49,834	53,059	52,534	60,212	215,639	15%
Other (R$ millions)	4,349	13,205	3,794	1,194	2,279	3,674	10,941	61%
TOTAL	101,868	343,522	110,798	109,522	109,364	118,241	447,925	8%
Total Outgoing Traffic (Million of Minutes)	120.1	431.3	132.8	132.4	129.7	128.1	523.0	-1%
Total Incoming Traffic (Million of Minutes)	183.3	587.5	190.6	210.8	208.2	232.1	841.7	11%
Headcount	925	925	893	1,075	1,081	1,074	1,074	-1%
Market Share	75%	75%	73%	71%	70%	69%	69%	-2%

INCOME STATEMENT – in accordance with BR GAAP

(in R$ 000)

	2000		2001					Var. %
	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	(3rd/4th)
Service Revenues - GROSS	118.741	433.243	149.248	150.299	142.356	148.252	590.155	4%
Equipment Revenues - GROSS	66.542	159.892	24.108	24.509	17.226	21.073	86.916	22%
Total Revenues - GROSS	185.283	593.135	173.356	174.808	159.582	169.325	677.071	6%
Taxes	(31,775)	(125,703)	(45,425)	(46,576)	(37,505)	(35,441)	(164,947)	-6%
Service Revenues - NET	101.869	343.523	110.798	111.348	107.536	118.237	447.919	10%
Equipment Revenues - NET	51.639	123.909	17.133	16.884	14.541	15.647	64.205	8%
Total Revenues - NET	153.508	467.432	127.931	128.232	122.077	133.884	512.124	10%
Cost of Services	28,421	95,653	26,407	26,501	30,540	34,989	118,437	15%
Cost of Equipment	59,703	133,114	18,518	18,255	14,443	17,646	68,862	22%
Selling & Marketing Expenses	26,167	71,012	22,058	23,792	21,991	23,573	91,414	7%
Bad Debt Expense	6,684	24,760	8,567	11,999	16,248	14,613	51,427	-10%
General & Administrative Expenses	1,341	40,368	11,671	11,963	13,515	(2,849)	34,300	-121%
EBITDA	31,192	102,525	40,710	35,722	25,340	45,912	147,684	81%
%	30.6%	29.8%	36.7%	32.1%	23.6%	38.8%	33.0%	65%
Depreciation & Amortization	18,968	65,282	16,805	14,855	21,215	22,136	75,011	4%
Interest Expense*	4,001	20,695	10,615	10,540	14,828	25,622	61,605	73%
Interest Income	(2,915)	(12,330)	(7,976)	(5,774)	(11,616)	3,343	(22,023)	-129%
Foreign Exchange Loss	7,554	9,419	22,916	16,292	38,534	(35,176)	42,566	-191%
Others	2,089	3,142	242	833	669	3,344	5,088	400%
Income Taxes	(522)	(242)	152	(1,935)	(12,211)	7,678	(6,316)	-163%
Minority Interests	1,376	5,079	(399)	363	(6,613)	4,998	(1,651)	-176%
Net Income	641	11,480	(1,645)	548	(19,466)	13,967	(6,596)	-172%
Earnings per thousand shares (R$)	0.002	0.034	(0.005)	0.002	(0.058)	0.042	(0.020)	-3652%
Earnings per ADS (R$)	0.096	1.715	(0.246)	0.082	(2.905)	2.084	(0.984)	-3652%

** Interest paid: 4Q00 - R$9,096 thousand; 1Q01 - R$7,796 thousand; 2Q01 - R$12,853 thousand; 3Q01 - R$8,607 thousand; and, 4Q01 - R$11,413 thousand).*

BALANCE SHEET – in accordance with BR GAAP

(in R$ 000)

	Q4-2001	Q3-2001		Q4-2001	Q3-2001
Current Assets			**Current Liabilities**		
Cash & cash equivalents	89,778	37,714	Loans & Financing	98,824	74,426
Accounts Receivable	70,301	106,490	Loan Interest	4,212	6,108
Taxes Receivable	39,685	40,575	Suppliers	41,979	37,584
Other Assets	26,426	26,793	Taxes Payable	11,663	12,159
	226,190	**211,572**	Dividends	4,491	4,513
			Other Current Liabilities	11,553	9,784
				172,722	**144,574**
Long-term Assets	**67,578**	**86,894**	**Loans & Financing**	**301,447**	**338,734**
Deferred Assets	**-**	**-**	**Other Long-term Liabilities**	**33,737**	**24,334**
Plant & Equipment	**530,404**	**507,730**	**Minority Interest**	**65,476**	**60,792**
			Shareholders' Equity	**250,790**	**237,762**
	824,172	**806,196**		**824,172**	**806,196**

NOTES TO THE HOLDING COMPANY AND CONSOLIDATED FINANCIAL STATEMENTS

Provision for Contingencies

Notification - TIW

On March 26, 2001, the Company received a Notification from the legal counsels of Telesystem International Wireless - TIW, an indirect shareholder of the Company, claiming reimbursement of certain payments contained in the notification. Considering the imminent legal claim, Management decided to record a provision for this contingency at the December 31, 2000 financial statements. During 2001, Management has analyzed the allegations of the Notification and consulted legal counsels whether TIW has the rights on such alleged credits as well as on the chances of TIW's success in a judicial demand. The consensus from several lawyers was that TIW had a very weak case and if TIW decided to take the claim to court, its chances of success were remote. Based upon these legal opinions, Management decided to reverse the provision, amounting to R$ 12.887 (R$ 8.634, net of tax effect) against the 2001 P&L.

GLOSSARY OF KEY INDICATORS

I) Average Customers

a) Average customers – monthly

$$\frac{\text{Sum of customers at the beginning and the end of the month}}{2}$$

b) Average customers – quarterly and year to date

$$\frac{\text{Sum of the average customers for each month of the period}}{\text{Number of months in the period}}$$

II) Churn Rate (Annualized)

a) Churn % quarterly

$$\frac{\text{Sum of deactivations / Sum of average monthly opening customers for the 3 months}}{3} \times 12$$

b) Churn % - year to date

$$\frac{\text{YTD deactivations / Sum of avg monthly opening customers since beginning of the year}}{\text{Number of months in the period}} \times 12$$

III) MOU – Minutes of Use (Monthly)

$$\frac{\text{Number of total billable minutes for the period / Average customers for the period}}{\text{Number of months in the periods}}$$

IV) ARPU – Average Revenue per User

$$\frac{\text{Net service revenues for the period (excluding roaming-in revenues)}}{\text{Average customers for the period}}$$

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing), Commissions, Handsets subsidies, Advertising and promotions, FISTEL tax (activation tax), less Activation fee for the period)
/ Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses* – Minority Interests – Working Capital Variation)

** Considers interest paid.*

VII) Working Capital Variation

Working Capital Variation = (Δ Current Assets – Δ Cash & Cash Equivalents) – (Δ Current Liabilities – Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

EXHIBIT 2

THE FOLLOWING PRESS RELEASE WAS ISSUED WITH CERTAIN ERRORS IN THE BALANCE SHEET INFORMATION.

THIS PRESS RELEASE WAS SUPERSEDED BY THE PRESS RELEASE INCLUDED HEREIN AS EXHIBIT 1

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

Amazônia Celular

João Cox
Chief Financial Officer
Jcox@telepart.com.br
(55 61) 429 - 5600

Leonardo Dias
Investor Relations Manager
Ldias@telepart.com.br
(55 61) 429 - 5673

THOMSON FINANCIAL

Isabel Vieira
Vice President
Isabel.vieira@tfn.com
(212) 701-1823

Richard Marte
Manager
Richard.marte@tfn.com
(212) 701-1812

TCN LISTED NYSE

LISTED BOVESPA COMPANY

TELE NORTE CELULAR PARTICIPAÇÕES S.A. REPORTS FOURTH QUARTER AND YEAR-END 2001 RESULTS

- ***Net service revenues increased by 30% year-over-year***
- ***EBITDA margin of 33% of service revenues for 2001 (44% increase y-o-y)***
- ***Client base increased by 20% year-over-year***

Brasília, March 27, 2002 – Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the providers of cellular telecommunications services in the States of Amapá, Amazonas, Maranhão, Pará and Roraima in Brazil, today announced its fourth quarter and year-end 2001 results. The Company registered 28,014 new customers for the quarter, increasing the client base to 908,627. EBITDA reached R$45.9 million in 4Q01, representing 38.8% of service revenues. For 2001, EBITDA reached R$147.7 million, representing 33.0% of service revenues.

Operating Highlights:

28,014 new customers in 4Q01

The Company's customer base totaled 908,627 during the fourth quarter, an increase of 3% over the previous quarter. Year-over-year, this represents a 20% increase in the client base or 152,962 new costumers. Net additions totaled 28,014 for the quarter.

Client Base *(in thousands)*


408
348
444
363
474
361
548
332
603
306
4Q00
1Q01
2Q01
3Q01
4Q01
Postpaid
Prepaid

Net service revenues increased 30% year-over-year

Total net revenues for the quarter were R$133.9 million, a 10% increase when compared to the previous quarter. Net service revenues were 10% higher than in 3Q01, totaling R$118.2 million. Net equipment revenues were R$15.6 million, an 8% increase over the previous quarter.

For the year, total net revenues reached R$512.1 million, an increase of 10% when compared to 2000. Net service revenues were R$447.9 million in 2001, an increase of 30% when compared to 2000. Net equipment revenues totaled R$64.2 million in 2001, a 48% decrease year-over-year, yet in-line with the Company's acquisition policy in 2001, which focused on the quality of new clients as opposed to the quantity. As a result, cost of equipment also decreased by 48% in 2001, totaling R$68.9 million.

Handset subsidies for the quarter amounted to R$2.0 million or R$18 per gross addition. For 2001, handset subsidies reached R$4.7 million or R$11 per gross addition.

Cost of services increased by 24% in 2001, reaching R$118.4 million

Cost of services for the 4Q01 totaled R$35.0 million, an increase of 15% when compared to the R$30.5 million reported for the previous quarter. This increase was mainly due to non-recurring adjustments in interconnection costs (R$1.4 million), and costs related to leased lines (R$3.2 million). Excluding such adjustments, cost of services was in-line with the previous quarter.

For the year, cost of services reached R$118.4 million, an increase of 24% when compared to the previous year. This increase is slightly higher then the 21% increase in outgoing network traffic reported in 2001.

Selling and Marketing expenses for the quarter totaled R$23.6 million, an increase of R$1.6 million or 7% when compared to 3Q01. This increase can be mainly attributed to higher marketing/advertising expenses related to Christmas season sales as well as the annual salary adjustments that occurred in October 2001.

Customer acquisition cost sustained at low levels during 2001

The customer acquisition cost for the fourth quarter of 2001 was R$138, an increase of 16% when compared to the R$119 reported for the previous quarter. For the year, the customer acquisition cost reached R$129, slightly higher then the R$125 reported for the previous year.

Retention costs for the 4Q01 represented 3.6% of net service revenues, compared to 3.7% in the 3Q01. Year-to-date, retention costs represented 3.4% of net service revenues.

Non-recurring event

General and administrative expenses were adjusted to reflect the reversal of a provision for a contingency related to a notification from the legal counsels of Telesystem International Wireless (TIW) of R$12.9 million (see page 8 for detailed information). Excluding the aforementioned adjustment, G&A expenses for the quarter totaled R$10.0 million, a decrease of 26% when compared to the previous quarter.

***Bad Debt** (%)*


7.7%
6.7%
10.8%
9.4%
15.1%
13.3%
12.4%
10.9%
1Q01
2Q01
3Q01
4Q01
% of net service revenues
% of total net revenues

Bad debt reduced in 4Q01

Bad debt decreased from 15.1% to 12.4% of net service revenues in the fourth quarter. Management understands that bad debt remains high, nevertheless, it demonstrates that the existing efforts in credit and collection policies are effectively focused. Reducing bad debt is a priority for the Company in 2002.

For the year, bad debt was 11.5% of net service revenues compared to the 7.2% registered in 2000. When calculated against total net revenues, bad debt totaled 10.9% and 10.0%, for the 4Q01 and for 2001, respectively.

Blended ARPU was R$43 in 4Q01

Both postpaid and prepaid ARPUs were positively impacted by an one-time adjustment in interconnection revenues paid by the fixed line operator, amounting to R$9.1 million (R$4.6 million impact on postpaid and R$4.5 million impact on prepaid). Thus, postpaid ARPU reached R$80, an increase of 14% when compared to the R$70 registered in the previous quarter. Year to date postpaid ARPU totaled R$72.

Prepaid ARPU increased by 10% reaching R$23 for the quarter as compared to the R$21 reported in the previous quarter. Year-to-date prepaid ARPU totaled R$23, in-line with the market average.

Blended ARPU reached R$43, compared to R$41 registered for the third quarter of 2001. Year-to-date, blended ARPU totaled R$43 compared to R$57 registered for year-end 2000. This decrease was expected as more prepaid customers were added to the Company's customer base.

Market share at 69%

Market share was slightly lower than the previous quarter at an estimated 69%. Gross sales share for 4Q01 was an estimated 61%.

EBITDA margin of 38.8% of service revenues for the quarter

EBITDA and EBITDA margin (excluding handsets) for the fourth quarter of 2001 reached R$45.9 million and 38.8%, respectively, compared to the R$25.3 million and 23.6% registered for the previous quarter. On a year-to-date basis, EBITDA and EBITDA margin reached R$147.7 million and 33.0%, respectively. Compared to the previous year, EBITDA registered an increase of 44%.

***EBITDA** (R$ mm)*


36.7%
32.1%
23.6%
38.8%
40.7
35.7
25.3
45.9
1Q01
2Q01
3Q01
4Q01
EBITDA
EBITDA Margin

For the year 2001, depreciation and amortization reached R$75.0 million, an increase of 15% when compared to the R$65.3 million recorded in the previous year.

Net loss of R$6.6 million for the year

Net income for the 4Q01 was positively impacted by foreign exchange gain, totaling R$14.0 million. However, for the year, the Company reported a net loss of R$6.6 million. This net loss totaled R$0.984 per ADS or R$0.020 per thousand shares as a result of foreign exchange losses and bad debt.

Investments totaled R$173.5 million in 2001

During the fourth quarter of 2001, Amazônia Celular's capital expenditures were R$38.6 million. Year-to-date investments totaled R$173.5 million compared to the R$189.3 million recorded in 2000. As of December 31, 2001, 95% of clients were on the digital network, representing 90% of total traffic.

Negative free cash flow Year-to-date free cash flow equaled a negative R$55.4 million. For 2002, the Company expects to post a slightly positive free cash flow.

Total debt reached R$400.3 million at year-end As of December 31, 2001, total debt was R$400.3 million, with 56% denominated in US Dollars, of which 74% was hedged. The Company's indebtedness is partially offset by cash and cash equivalents (R$89.8 million), but is impacted by accounts payable from hedging operations (R$20.5 million), resulting in net debt of R$331.0 million.

Financial ratios

Ratios	4Q00	3Q01	4Q01
Net Debt/EBITDA [(1)] =	1.8	2.7	2.2
Net Debt/Total Assets =	22%	45%	40%
Interest Coverage Ratio [(1)] =	6.0	3.5	3.6
Current Liquidity Ratio =	2.1	1.5	1.3

[(1)] *Last twelve months*

Interconnection tariff increase On February 1, 2002, the Company adjusted its interconnection rates (TU-M) from R$0.2677 to R$0.2944 per minute, representing a 10% increase.

Outlook For the first quarter of 2002, Amazônia Celular expects to keep gross sales share over 60%. The Company expects slower growth in the client base and a sales mix resembling that of the 4Q01.

Amazônia Celular expects mobile penetration, within the Company's concession area, to increase from the current level of slightly above 9% to 11-12% by year-end.

Total capital expenditures for the year are expected to reach R$75 million (*Note that this estimate does not include any capital expenditures associated with the upgrade in the network*).

Additional information can be found at:

http://www.telenorteholding.com.br

OPERATIONAL DATA

	2000		2001					Var. %
	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	(3rd /4th)
Licensed Pops (in millions)	14.8	14.8	15.4	15.4	15.45	15.45	15.45	0%
Clients	755,665	755,665	806,694	834,723	880,613	908,627	908,627	3%
Postpaid	347,953	347,953	362,605	361,089	332,127	305,738	305,738	-8%
Prepaid	407,712	407,712	444,089	473,634	548,486	602,889	602,889	10%
MOU Incoming								
Postpaid	107	110	89	93	99	119	99	20%
Prepaid	87	88	75	80	69	69	73	0%
MOU Outgoing								
Postpaid	118	118	114	109	112	119	113	6%
Prepaid	14	18	9	10	9	9	9	-1%
Average Revenue per User (ARPU)	52	57	46	44	41	43	43	5%
Postpaid	81	82	72	69	70	80	72	14%
Prepaid	25	25	24	24	21	23	23	6%
Churn annualized % Net	21.0%	22.2%	21.4%	39.0%	33.9%	36.2%	32.9%	7%
Cost of Acquisition (R$)	122	125	145	117	119	138	129	16%
CAPEX (R$ millions)	67.4	189.3	32.7	62.3	39.9	38.6	173.5	-3%
Service Revenues								
Monthly Fee (R$ millions)	20,093	75,031	23,073	22,776	21,256	21,363	88,468	1%
Outgoing Traffic (R$ millions)	34,017	127,920	34,097	32,493	33,295	32,992	132,877	-1%
Incoming Traffic (R$ millions)	43,408	127,365	49,834	53,059	52,534	60,212	215,639	15%
Other (R$ millions)	4,349	13,205	3,794	1,194	2,279	3,674	10,941	61%
TOTAL	101,868	343,522	110,798	109,522	109,364	118,241	447,925	8%
Total Outgoing Traffic (Million of Minutes)	120.1	431.3	132.8	132.4	129.7	128.1	523.0	-1%
Total Incoming Traffic (Million of Minutes)	183.3	587.5	190.6	210.8	208.2	232.1	841.7	11%
Headcount	925	925	893	1,075	1,081	1,074	1,074	-1%
Market Share	75%	75%	73%	71%	70%	69%	69%	-2%

INCOME STATEMENT – in accordance with BR GAAP

(in R$ 000)

	2000		2001					Var. %
	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	(3rd/4th)
Service Revenues - GROSS	118.741	433.243	149.248	150.299	142.356	148.252	590.155	4%
Equipment Revenues - GROSS	66.542	159.892	24.108	24.509	17.226	21.073	86.916	22%
Total Revenues - GROSS	185.283	593.135	173.356	174.808	159.582	169.325	677.071	6%
Taxes	(31,775)	(125,703)	(45,425)	(46,576)	(37,505)	(35,441)	(164,947)	-6%
Service Revenues - NET	101.869	343.523	110.798	111.348	107.536	118.237	447.919	10%
Equipment Revenues - NET	51.639	123.909	17.133	16.884	14.541	15.647	64.205	8%
Total Revenues - NET	153.508	467.432	127.931	128.232	122.077	133.884	512.124	10%
Cost of Services	28,421	95,653	26,407	26,501	30,540	34,989	118,437	15%
Cost of Equipment	59,703	133,114	18,518	18,255	14,443	17,646	68,862	22%
Selling & Marketing Expenses	26,167	71,012	22,058	23,792	21,991	23,573	91,414	7%
Bad Debt Expense	6,684	24,760	8,567	11,999	16,248	14,613	51,427	-10%
General & Administrative Expenses	1,341	40,368	11,671	11,963	13,515	(2,849)	34,300	-121%
EBITDA	31,192	102,525	40,710	35,722	25,340	45,912	147,684	81%
%	30.6%	29.8%	36.7%	32.1%	23.6%	38.8%	33.0%	65%
Depreciation & Amortization	18,968	65,282	16,805	14,855	21,215	22,136	75,011	4%
Interest Expense*	4,001	20,695	10,615	10,540	14,828	25,622	61,605	73%
Interest Income	(2,915)	(12,330)	(7,976)	(5,774)	(11,616)	3,343	(22,023)	-129%
Foreign Exchange Loss	7,554	9,419	22,916	16,292	38,534	(35,176)	42,566	-191%
Others	2,089	3,142	242	833	669	3,344	5,088	400%
Income Taxes	(522)	(242)	152	(1,935)	(12,211)	7,678	(6,316)	-163%
Minority Interests	1,376	5,079	(399)	363	(6,613)	4,998	(1,651)	-176%
Net Income	641	11,480	(1,645)	548	(19,466)	13,967	(6,596)	-172%
Earnings per thousand shares (R$)	0.002	0.034	(0.005)	0.002	(0.058)	0.042	(0.020)	-3652%
Earnings per ADS (R$)	0.096	1.715	(0.246)	0.082	(2.905)	2.084	(0.984)	-3652%

** Interest paid: 4Q00 - R$9,096 thousand; 1Q01 - R$7,796 thousand; 2Q01 - R$12,853 thousand; 3Q01 - R$8,607 thousand; and, 4Q01 - R$11,413 thousand).*

BALANCE SHEET – in accordance with BR GAAP

(in R$ 000)

	Q4-2001	Q3-2001		Q4-2001	Q3-2001
Current Assets			**Current Liabilities**		
Cash & cash equivalents	89,778	37,714	Loans & Financing	98,824	74,426
Accounts Receivable	70,301	106,490	Loan Interest	4,212	6,108
Taxes Receivable	39,685	40,575	Suppliers	41,979	37,584
Other Assets	26,426	26,793	Taxes Payable	11,663	12,159
	226,190	**211,572**	Dividends	4,491	4,513
			Other Current Liabilities	11,553	9,784
				172,722	**144,574**
Long-term Assets	**67,956**	**86,894**	**Loans & Financing**	**301,447**	**338,734**
Deferred Assets	**-**	**-**	**Other Long-term Liabilities**	**33,737**	**24,334**
Plant & Equipment	**530,404**	**507,730**	**Minority Interest**	**65,496**	**60,792**
			Shareholders' Equity	**251,148**	**237,762**
	824,550	**806,196**		**824,550**	**806,196**

NOTES TO THE HOLDING COMPANY AND CONSOLIDATED FINANCIAL STATEMENTS

Provision for Contingencies

Notification - TIW

On March 26, 2001, the Company received a Notification from the legal counsels of Telesystem International Wireless - TIW, an indirect shareholder of the Company, claiming reimbursement of certain payments contained in the notification. Considering the imminent legal claim, Management decided to record a provision for this contingency at the December 31, 2000 financial statements. During 2001, Management has analyzed the allegations of the Notification and consulted legal counsels whether TIW has the rights on such alleged credits as well as on the chances of TIW's success in a judicial demand. The consensus from several lawyers was that TIW had a very weak case and if TIW decided to take the claim to court, its chances of success were remote. Based upon these legal opinions, Management decided to reverse the provision, amounting to R$ 12.887 (R$ 8.634, net of tax effect) against the 2001 P&L.

GLOSSARY OF KEY INDICATORS

I) Average Customers

a) Average customers – monthly

$$\frac{\text{Sum of customers at the beginning and the end of the month}}{2}$$

b) Average customers – quarterly and year to date

$$\frac{\text{Sum of the average customers for each month of the period}}{\text{Number of months in the period}}$$

II) Churn Rate (Annualized)

a) Churn % quarterly

$$\frac{\text{Sum of deactivations / Sum of average monthly opening customers for the 3 months}}{3} \times 12$$

b) Churn % - year to date

$$\frac{\text{YTD deactivations / Sum of avg monthly opening customers since beginning of the year}}{\text{Number of months in the period}} \times 12$$

III) MOU – Minutes of Use (Monthly)

$$\frac{\text{Number of total billable minutes for the period / Average customers for the period}}{\text{Number of months in the periods}}$$

IV) ARPU – Average Revenue per User

$$\frac{\text{Net service revenues for the period (excluding roaming-in revenues)}}{\text{Average customers for the period}}$$

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing), Commissions, Handsets subsidies, Advertising and promotions, FISTEL tax (activation tax), less Activation fee for the period)
divided by
Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses* – Minority Interests – Working Capital Variation)

** Considers interest paid.*

VII) Working Capital Variation

Working Capital Variation = (Δ Current Assets – Δ Cash & Cash Equivalents) – (Δ Current Liabilities – Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities